CleanGoal Energy, Corp

1717 N. Bayshore Dr. #2831

Miami FL, 33132

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: CleanGoal Energy, Corp

Registration Statement on Form S-1

Filed: November 1, 2016

File No. 333-213570

December 6, 2016

Dear Mrs. Hayes:

This letter sets forth the response of CleanGoal Energy, Corp, (“CLGO” or the “Company”) to the Staff’s comment letter dated November 21, 2016. Please find our proposed response and amendment to address the comments as referenced in our responses below.

Risk Factors

Risks Related to Our Business and Industry, page 13

1. We note your response to prior comment 17 that you will not be seeking “generally recognized as safe,” or GRAS, status for the astaxanthin product you will sell, but rather will purchase astaxanthin products to sell that are “produced in the same manner and techniques that were previously approved by the FDA” for products sold by Fuji Chemicals and Algaetechnologies. Your disclosure on page 40 indicates that you are dependent on your supplier, AlgaeCan Biotech, Ltd., for the manufacture of all astaxanthin that you plan to distribute. Please include a risk factor concerning the risks arising from your reliance on a third party to manufacture the products in a manner that you believe permits you not to obtain regulatory clearance for the sale of your products

Response: The Company has included risk factors as requested.

If we encounter unforeseen difficulties, page 13

2. We note your revisions in response to prior comment 6. Please update the disclosure regarding your cash balance and the length of time you expect to be able to continue your business operations as of a more recent practicable date.

Response: The Company has revised its disclosures as requested.

Uses of Astaxanthin and Synthetic vs. Natural Astaxanthin, page 36

3. We note your revised disclosure that the health benefits of astaxanthin in humans are realized only with natural astaxanthin and not the synthetic version. Given that you plan to sell natural astaxanthin and that the natural version “does not compete in the same market place as synthetics,” it appears inappropriate to include references to the sales and production prices of synthetic astaxanthin, such as those included on page 37, and the market estimates and growth rates on page 40 that are based largely on the market for synthetic astaxanthin. Please revise accordingly.

Response: The Company has revised to minimize references to synthetic Astaxanthin, except as to distinguish the two products.

4. We note the disclosure added in response to prior comment 12. Please revise to expand your disclosure with regard to the scope and design of the studies added. Also indicate where the study dated March 1, 2012 was published.

Response: The Company has removed the language and paragraphs in relation to the clinical studies.

CleanGoal Energy Corp., Inc.

/s/ Bill MacGillivary

Name: Bill MacGillivary

Title: CEO, Director